SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2009. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services, including the mandated change in the United States beginning in 2011 to an expanded “bundled” Medicare reimbursement system for dialysis services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of recently enacted and possible future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

•	changes in raw material and energy costs; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Important factors that could contribute to such differences are noted in this report in the section entitled “Interim Report of Management’s Discussion and Analysis for the three and six months ended June 30, 2010 and 2009” and in Note 9 of the Notes to Consolidated Financial Statements (Unaudited), “Commitments and Contingencies” and in our Annual Report on Form 20-F for the year ended December 31, 2009 under “Risk Factors” and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2009.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $65 billion worldwide market with expected annual worldwide patient growth of around 6%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants, increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

A majority of our U.S. dialysis services are paid for by the Medicare program. Medicare payments for dialysis services are based on a composite rate which includes a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA.

For calendar year 2010, the Centers for Medicare and Medicaid Services (“CMS”) kept the drug add-on amount constant at the 2009 rate of $20.33 per treatment, while it increased the base portion of the composite rate by

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

1% pursuant to the requirement in the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”). As a result, the drug add-on amount, constant in dollar terms, declined to 15% of the total per-treatment payment in 2010. The base portion of the composite rate, unlike many other payment rates in Medicare, has not been automatically updated each year. As a result, this portion of the composite payment rate has not received an annual update in the absence of a statutory change. In MIPPA, Congress provided for a 1.0% increase in the base portion of the composite rate in 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. For 2010, the base composite rate is $135.15 for both independent and hospital-based facilities, an increase of 1.0% from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. In 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities are now paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4.B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2009.

Certain other items and services that we furnish at our dialysis centers are not now included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS published a final rule implementing the case-mix adjusted bundled prospective payment system (“PPS”) for ESRD dialysis facilities in accordance with MIPPA. Under the PPS, CMS will reimburse dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals ( other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) certain diagnostic laboratory tests and (iv) other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial PPS base reimbursement rate will be set at $229.63 per dialysis treatment. The base PPS payment will be subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training, (iv) wage-related costs in the geographic area in which the provider is located and (v) blending of the old and new payment methodologies during the phase in of the new system. Beginning in 2012, the PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain dialysis items and services minus 1%. The PPS’s pay-for-performance standards, focusing on anemia management and dialysis adequacy, will become effective in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%. The PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect in November 2010 to become fully subject to the new system starting in January 2011. We are currently evaluating the impact of PPS on our business and whether we will become fully subject to the PPS starting in January 2011 or phase PPS in over the allowable four year period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “PPACA”). PPACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. PPACA does not modify the dialysis reimbursement provisions of MIPPA. PPACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from PPACA’s integrated care and commercial insurance consumer protection provisions.

On February 17, 2010, the Department of Veterans Affairs (“VA”) issued proposed reimbursement rules that would reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. If the proposed rules are implemented as currently proposed, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. The general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009
	(in millions)		(in millions)

Total revenue
North America	$2,028	$1,877	$3,988	$3,651
International	941	909	1,885	1,712

Totals	2,969	2,786	5,873	5,363

Inter-segment revenue
North America	1	1	2	1
International	22	21	43	39

Totals	23	22	45	40

Total net revenue
North America	2,027	1,876	3,986	3,650
International	919	888	1,842	1,673

Totals	2,946	2,764	5,828	5,323

Amortization and depreciation
North America	71	65	143	129
International	47	43	98	83
Corporate	3	2	5	4

Totals	121	110	246	216

Operating income
North America	330	297	636	569
International	173	154	324	300
Corporate	(38)	(33)	(72)	(56)

Totals	465	418	888	813

Interest income	8	7	14	12
Interest expense	(76)	(83)	(149)	(161)
Income tax expense	(129)	(103)	(257)	(214)
Net Income	268	239	496	450
Less: Net Income attributable to Noncontrolling interests	20	18	37	31

Net Income attributable to FMC-AG & Co. KGaA	$248	$221	$459	$419

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Three months ended June 30, 2010 compared to three months ended June 30, 2009

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the three months
	ended		Change in %
	June 30,			at constant
	2010	2009	as reported	exchange rates

Number of treatments	7,749,584	7,314,822	6%
Same market treatment growth in %	4.3%	4.3%
Revenue in $ million	2,946	2,764	7%	7%
Gross profit as a % of revenue	34.3%	33.7%
Selling, general and administrative costs as a % of revenue	17.8%	17.9%
Net income attributable to FMC-AG & Co. KGaA in $ million	248	221	12%

We provided 7,749,584 treatments during the second quarter of 2010, an increase of 6% over the same period in 2009. Same market treatment growth contributed 4%, and growth from acquisitions contributed 2%.

At June 30, 2010, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,599 clinics compared to 2,471 clinics at June 30, 2009. During the second quarter of 2010, we acquired 9 clinics, opened 27 clinics and combined or closed 17 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 202,414 at June 30, 2010 from 190,081 at June 30, 2009. Including 29 clinics managed but not consolidated in the U.S., the total number of patients was 204,210.

Net revenue increased by 7% (7% at constant exchange rates) for the quarter ended June 30, 2010 over the comparable period in 2009 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 8% to $2,224 million (8% at constant exchange rates) in the second quarter of 2010 as compared to the same period in 2009, mainly due to growth in same market treatments (4%), increases in revenue per treatment (3%), and contributions from acquisitions (2%), partially offset by the effect of closed and sold clinics (1%).

Dialysis product revenue increased by 2% to $722 million (increased by 3% at constant exchange rates) in the same period driven by increased sales of hemodialysis products, especially of solutions and concentrates, bloodlines and dialyzers as well as products for acute care treatments.

The increase in gross profit margin reflects an increase in gross profit margin in North America, partially offset by a decrease in the International segment. The increase in North America was due to increased revenue per treatment and favorable costs for pharmaceuticals, partially offset by higher personnel expense. The decrease in International was due to a margin decrease in the Japan product business, a reimbursement reduction in Taiwan and increased depreciation expense related to the expansion of production capacities, partially offset by business growth in China.

Selling, general and administrative (“SG&A”) expenses increased to $526 million in the second quarter of 2010 from $495 million in the same period of 2009. SG&A expensese as a percentage of sales decreased to 17.8% in the second quarter of 2010 from 17.9% in the same period of 2009. SG&A expenses decreased in the International segment mainly due to economies of scale, foreign exchange currency gains and lower bad debt expense. SG&A expenses increased in North America due to higher personnel expenses and donations to U.S. ESRD patient assistance charities, partially offset by economies of scale. In addition, SG&A expenses increased at Corporate due

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

to expenses related to patent litigations. Bad debt expense for the second quarter of 2010 was $55 million as compared to $56 million for the second quarter of 2009, representing 1.9% of sales for the three-month period ending June 30, 2010 and 2.0% for the same period in 2009.

Research and development (“R&D”) expenses increased to $21 million in the second quarter of 2010 as compared to $19 million in the same period of 2009.

Operating income increased to $465 million in the second quarter of 2010 from $418 million for the same period in 2009. Operating income margin increased to 15.8% for the period ending June 30, 2010 from 15.1% for the same period in 2009 as a result of the increase in gross profit margin as noted above as well as the decreased SG&A expenses as a percentage of sales as described above.

Interest expense decreased by 8% to $76 million in the second quarter of 2010 from $83 million for the same period in 2009 mainly as a result of decreased short-term interest rates.

Income tax expense increased to $129 million for the second quarter of 2010 from $103 million for the same period in 2009. The effective tax rate increased to 32.6% from 30.2% for the second quarter of 2009. This was mainly due to the result of a $16.3 million tax benefit recognized in the second quarter of 2009 as a result of a change in judgment related to a complaint filed with the German tax court on the disallowance of certain tax deductions we claimed for the tax year 1997, partially offset by the release of a $10 million valuation allowance in the second quarter of 2010 on deferred taxes for net operating losses due to a change in tax strategies.

Net income attributable to FMC-AG & Co. KGaA for the second quarter of 2010 increased to $248 million from $221 million for the same period in 2009 as a result of the combined effects of the items discussed above.

We employed 70,096 people (full-time equivalents) as of June 30, 2010 compared to 66,364 as of June 30, 2009, an increase of 5.6% primarily due to overall growth in our business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the three months
	ended
	June 30, 2010
	2010	2009	Change in %

Number of treatments	5,189,159	4,945,148	5%
Same market treatment growth in %	4.2%	3.6%
Revenue in $ million	2,027	1,876	8%
Depreciation and amortization in $ million	71	65	10%
Operating income in $ million	330	297	11%
Operating income margin in %	16.3%	15.9%

Revenue

Treatments increased by 5% for the three-month period ended June 30, 2010 as compared to the same period in 2009 mostly due to same market growth (4%) and contributions from acquisitions (1%). At June 30, 2010, 135,088 patients (a 5% increase over the same period in the prior year) were being treated in the 1,795 clinics that we own or operate in the North America segment, compared to 129,163 patients treated in 1,731 clinics at June 30, 2009. Average North America revenue per treatment was $349 for the three months ended June 30, 2010 and $338 in the same period in 2009. In the U.S., the average revenue per treatment was $356 for the three months ended June 30, 2010 and $344 for the same period in 2009. The increase was mainly attributable to increased commercial

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

payor revenue and overall increased utilization of pharmaceuticals. Medicare had a minimal positive impact, as the effect of the 1% increase in the 2010 Medicare composite rate was mostly offset by the effect of a decrease in reimbursement for pharmaceuticals.

Net revenue for the North America segment for the second quarter of 2010 increased as a result of increases in dialysis care revenue by 8% to $1,817 million from $1,677 million in the same period of 2009 and in dialysis product revenue by 5% to $210 million from $199 million in the second quarter of 2009.

The dialysis care revenue increase was driven by same market treatment growth (4%), increased revenue per treatment (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). The administration of EPO represented approximately 20% of total North America dialysis care revenue for the three-month period ended June 30, 2010 and 21% for the three-month period ended June 30, 2009.

The dialysis product revenue increase was driven mostly by increased sales of bloodlines, concentrates, dialyzers and machines.

Operating Income

Operating income increased to $330 million for the three-month period ended June 30, 2010 from $297 million for the same period in 2009. Operating income margin increased to 16.3% for the second quarter of 2010 from 15.9% for the same period in 2009, primarily due to higher revenue per treatment, economies of scale and favorable costs for pharmaceuticals, partially offset by higher personnel expenses and donations to U.S. ESRD patient assistance charities. Cost per treatment increased to $287 in the second quarter of 2010 from $284 in the same period of 2009.

International Segment

	Key Indicators for International Segment
	For the three months
	ended		Change in %
	June 30,			at constant
	2010	2009	as reported	exchange rates

Number of treatments	2,560,425	2,369,674	8%
Same market treatment growth in %	4.4%	6.0%
Revenue in $ million	919	888	4%	5%
Depreciation and amortization in $ million	47	43	9%
Operating income in $ million	173	154	13%
Operating income margin in %	18.8%	17.3%

Revenue

Treatments increased by 8% in the three-month period ended June 30, 2010 over the same period in 2009 mainly due to same market growth of 4% and contributions from acquisitions of 4%. As of June 30, 2010, 67,326 patients (an 11% increase over the same period of the prior year) were being treated at 804 clinics that we own, operate or manage in the International segment compared to 60,918 patients treated at 740 clinics at June 30, 2009. Average revenue per treatment remained constant at $159. A net increase of $1 resulted from increased reimbursement rates, partially offset by growth in countries with lower reimbursement rates. This net increase was offset by a $1 decrease as a result of the weakening of local currencies against the U.S. dollar.

Net revenues for the International segment for the three-month period ended June 30, 2010 increased by 4% (5% increase at constant exchange rates) as compared to the same period in 2009 as a result of an increases in both

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

dialysis care and dialysis product revenues. Organic growth during the period was 3% and acquisitions contributed approximately 2%, partially offset by the negative effect of exchange rate fluctuations (1%).

Including the effects of acquisitions, European region revenue decreased 1% (4% increase at constant exchange rates), Latin America region revenue increased 15% (8% increase at constant exchange rates), and Asia Pacific region revenue increased 12% (5% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the second quarter of 2010 by 8% (9% increase at constant exchange rates) to $407 million from $377 million in the same period of 2009. This increase is a result of same market treatment growth (4%), and increase in contributions from acquisitions (4%) and the positive impact increases in revenue per treatment (1%). Partially offsetting these increases was the negative effect of exchange rate fluctuations (1%).

Total dialysis product revenue for the second quarter of 2010 increased slightly to $512 million from $510 million in the same period of 2009. The increase in product revenue was driven by increased sales of hemodialysis solutions and concentrates, dialyzers and bloodlines as well as products for acute care treatments. Organic revenue growth of 2% was completely offset by the negative effect of exchange rate fluctuations of 2%.

Operating Income

Operating income increased by 13% to $173 million for the three-month period ended June 30, 2010 from $154 million for the same period in 2009. Operating income margin increased to 18.8% for the three-month period ended June 30, 2010 from 17.3% for the same period in 2009 due to economies of scale, foreign exchange currency gains and lower bad debt expense, partially offset by a margin decrease in the Japan business, a reimbursement reduction in Taiwan and increased depreciation expense related to the expansion of production capacities.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the six months
	ended		Change in %
	June 30,			at constant
	2010	2009	as reported	exchange rates

Number of treatments	15,258,148	14,355,996	6%
Same market treatment growth in %	4.3%	4.4%
Revenue in $ million	5,828	5,323	9%	8%
Gross profit as a % of revenue	33.9%	33.7%
Selling, general and administrative costs as a % of revenue	17.9%	17.6%
Net income attributable to FMC- AG & Co. KGaA in $ million	459	419	10%

We provided 15,258,148 treatments during the six-month period ended June 30, 2010, an increase of 6% over the same period in 2009. Same market treatment growth contributed 4% and growth from acquisitions contributed 2%.

Net revenue increased by 9% (8% at constant exchange rates) for the six months ended June 30, 2010 over the comparable period in 2009 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 11% to $4,395 million (10% at constant exchange rates) in the six-month period ended June 30, 2010 from $3,977 million in the same period of 2009, mainly due to increases in revenue per treatment (4%), growth in same market treatments (4%), contributions from acquisitions (2%), and the effect of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

additional treatments related to beginning of the year holiday scheduling in 2010 as compared to the same period in 2009 (1%), as well as a positive effect from exchange rate fluctuations (1%). These increases were partially offset by the effect of closed or sold clinics (1%).

Dialysis product revenue increased by 6% to $1,433 million (increased by 4% at constant exchange rates) from $1,346 million in the same period of 2009, driven by increased sales of hemodialysis products, especially of solutions and concentrates, dialyzers and bloodlines as well as products for acute care treatments. Foreign exchange fluctuations contributed 2%.

The increase in gross profit margin reflects an increase in gross profit margin in North America, partially offset by a decrease in the International segment. The increase in North America was due to increased revenue per treatment and favorable costs for pharmaceuticals, partially offset by higher personnel expense. The decrease in International was due to the positive effect of an inventory adjustment during the same period of 2009, a reimbursement cut in Taiwan and increased depreciation expense related to the expansion of production capacities partially offset by business growth in China.

Selling, general and administrative (“SG&A”) expenses increased to $1,043 million in the six-month period ended June 30, 2010 from $939 million in the same period of 2009. SG&A expenses as a percentage of sales increased to 17.9% in the first six months of 2010 from 17.6% in the same period of 2009 as a result of an increase in North America and at Corporate, partially offset by a decrease in the International segment. The increase in North America was due to higher personnel expenses and donations to U.S. ESRD patient assistance charities, partially offset by economies of scale, while the increase at Corporate was related to unfavorable foreign exchange currency effects and expenses related to patent litigations. The decrease in the International segment was mainly due to economies of scale and favorable foreign currency exchange gains, partially offset by the one-time revaluation of the balance sheet of our operations in Venezuela as a result of the devaluation of the Venezuelan bolivar driven by hyperinflation. Bad debt expense for the six-month period ended June 30, 2010 was $116 million as compared to $109 million for the same period of 2009, representing 2.0% of sales for the six-month periods ended June 30, 2010 and 2009.

Research and development (“R&D”) expenses increased to $44 million in the six-month period ended June 30, 2010 as compared to $42 million in the same period in 2009.

Operating income increased to $888 million in the six-month period ended June 30, 2010 from $813 million for the same period in 2009. Operating income margin decreased slightly to 15.2% for the six-month period ended June 30, 2010 from 15.3% for the same period in 2009 as a result of increased SG&A expenses as a percentage of sales as described above partially offset by the increase in gross profit margin as noted above.

Interest expense decreased by 7% to $149 million for the six months ended June 30, 2010 from $161 million for the same period in 2009 mainly as a result of decreased short-term interest rates.

Income tax expense increased to $257 million for the six-month period ended June 30, 2010 from $214 million for the same period in 2009. The effective tax rate increased to 34.1% from 32.2% for the same period of 2009. This was mainly due to the result of a $16.3 million tax benefit recognized in the second quarter of 2009 as a result of a change in judgment related to a complaint filed with the German tax court on the disallowance of certain tax deductions claimed by us for the tax year 1997, partially offset by the release of a $10 million valuation allowance in the second quarter of 2010 on deferred taxes for net operating losses due to a change in tax strategies.

Net income attributable to FMC-AG & Co. KGaA for the six months ended June 30, 2010 increased to $459 million from $419 million for the same period in 2009 as a result of the combined effects of the items discussed above.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the six months
	ended
	June 30,
	2010	2009	Change in %

Number of treatments	10,223,675	9,689,699	6%
Same market treatment growth in %	4.2%	3.4%
Revenue in $ million	3,986	3,650	9%
Depreciation and amortization in $ million	143	129	11%
Operating income in $ million	636	569	12%
Operating income margin in %	16.0%	15.6%

Revenue

Treatments increased by 6% for the six months ended June 30, 2010 as compared to the same period in 2009 mostly due to same market growth (4%), contributions from acquisitions (1%) and the effect of additional treatments related to beginning of the year holiday scheduling in 2010 as compared to the same period in 2009 (1%). Average North America revenue per treatment was $348 for the six months ended June 30, 2010 and $335 in the same period in 2009. In the U.S., the average revenue per treatment was $356 for the six months ended June 30, 2010 and $341 for the same period in 2009. The increase was mainly attributable to increased commercial payor revenue and increased overall utilization of pharmaceuticals. In addition, there was an increase of 1% to the 2010 Medicare composite rate.

Net revenue for the North America segment for the first six months of 2010 increased as a result of increases in dialysis care revenue by 10% to $3,578 million from $3,254 million in the same period of 2009 and in dialysis product revenue by 3% to $408 million from $396 million in the first six months of 2009.

The dialysis care revenue increase was driven by increased revenue per treatment (4%), same market treatment growth (4%) and contributions from acquisitions (2%), as well as the effect of beginning of the year holiday scheduling in 2010 as compared to the same period in 2009 (1%), partially offset by the effect of closed or sold clinics (1%). The administration of EPO represented approximately 20% of total North America dialysis care revenue for the six-month periods ended June 30, 2010 and 2009.

The dialysis product revenue increase was driven mostly by increased sales of bloodlines, concentrates and dialyzers.

Operating Income

Operating income increased to $636 million for the six-month period ended June 30, 2010 from $569 million for the same period in 2009. Operating income margin increased to 16.0% for the six months ended June 30, 2010 from 15.6% for the same period in 2009, primarily due to higher revenue per treatment and economies of scale, partially offset by higher personnel expenses and donations to U.S. ESRD patient assistance charities. Cost per treatment increased to $288 for the six-month period ended June 30, 2010 from $283 in the same period of 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

International Segment

	Key Indicators for International Segment
	For the six months
	ended		Change in %
	June 30,			at constant
	2010	2009	as reported	exchange rates

Number of treatments	5,034,473	4,666,297	8%
Same market treatment growth in %	4.3%	6.6%
Revenue in $ million	1,842	1,673	10%	6%
Depreciation and amortization in $ million	98	83	17%
Operating income in $ million	324	300	8%
Operating income margin in %	17.6%	18.0%

Revenue

Treatments increased by 8% in the six months ended June 30, 2010 over the same period in 2009 mainly due to same market growth (4%) and contributions from acquisitions (4%). Average revenue per treatment for the six months ended June 30, 2010 increased to $162 from $155 in the same period of 2009. An increase of $6 was a result of the strengthening of local currencies against the U.S. dollar while the remaining $1 increase was due to increased reimbursement rates partially offset by growth in countries with lower reimbursement rates.

Net revenues for the International segment for the six-month period ended June 30, 2010 increased by 10% (6% increase at constant exchange rates) as compared to the same period in 2009 as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 4% and acquisitions contributed approximately 2%, while exchange rate fluctuations accounted for 4%.

Including the effects of acquisitions, European region revenue increased 7% (5% increase at constant exchange rates), Latin America region revenue increased 20% (9% increase at constant exchange rates), and Asia Pacific region revenue increased 16% (7% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first six months of 2010 by 13% (9% increase at constant exchange rates) to $817 million from $723 million in the same period of 2009. This increase is a result of same market treatment growth (4%), increase in contributions from acquisitions (4%) and the positive impact increases in revenue per treatment (1%). Exchange rate fluctuations contributed 4%.

Total dialysis product revenue for the six-month period ended June 30, 2010 increased by 8% (4% increase at constant exchange rates) to $1,025 million from $950 million in the same period of 2009. The increase in product revenue was driven by increased sales of dialyzers, hemodialysis solutions and concentrates as well as bloodlines and products for acute care treatments. Exchange rate fluctuations contributed 4%.

Operating Income

Operating income increased by 8% to $324 million for the six-month period ended June 30, 2010 from $300 million for the same period in 2009. Operating income margin decreased to 17.6% for the six-month period ended June 30, 2010 from 18.0% for the same period in 2009 due to the positive effect of an inventory adjustment in the same period in 2009 and the one-time revaluation of the balance sheet of our operations in Venezuela which was required as a result of the highly inflationary economy of that country and the devaluation of the local currency driven by hyperinflation, partially offset by economies of scale and favorable foreign exchange currency gains.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Inflationary Accounting

As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate. Effective January 1, 2010, our operations in Venezuela are considered to be operating in a highly inflationary economy, as the Venezuelan economy exceeded the three-year cumulative inflation rate of 100% during the fourth quarter of 2009. We use a blend of the National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a highly inflationary economy. As a result, our financial statements of our subsidiaries operating in Venezuela have been remeasured as if their functional currency were the U.S. dollar. All gains and losses resulting from the remeasurement of assets and liabilities are reflected in current earnings.

In addition, on January 8, 2010, and effective as of January 11, 2010, the Venezuelan government instituted a two-tier official exchange rate system, resulting in the devaluation of the official rate of the bolivar relative to the U.S. dollar. The rate was previously 2.15 bolivars per $1. A “preferential rate” of 2.6 bolivars per $1 was established for essential items such as medical, food and heavy machinery. All other non-essential items will be imported at the “oil rate” of 4.3 bolivars per $1. Consequently, we recorded a one-time, pre-tax loss of approximately $11.6 million in 2010, primarily reflecting the revaluation of the balance sheet. On a consolidated basis, Venezuela represented less than 1% of our total revenues in 2009, resulting in a minimal impact on our consolidated results of operations for 2010.

LIQUIDITY AND CAPITAL RESOURCES

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At June 30, 2010, we had cash and cash equivalents of $573 million and short-term bank deposits with an initial term in excess of three months of $123 million. For information regarding utilization and availability under our 2006 Senior Credit Agreement, see Note 6, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In the first six months of 2010 and 2009, we generated cash flows from operations of $643 million and $437 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The increase in 2010 versus 2009 was mainly a result of improvements in elements of working capital, decreased levels of inventory and increased earnings, partially offset by higher income tax payments. In addition, there was favorable days sales outstanding (“DSO”) development in first six months of 2010 as compared to the same period in 2009.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six-month period ended June 30, 2010, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” commencing January 1, 2011.

Our working capital was negative $94 million at June 30, 2010 which decreased from $2,118 million at December 31, 2009, mainly as a result of the reclassification of long-term debt into short-term debt and an increase in accrued expenses and other current liabilities, partially offset by an increase in cash from operations and prepaid expenses and other current assets. Our revolving credit facility and Term Loan A are due on March 31, 2011 and our Trust Preferred Securities are due on June 15, 2011. As a result, these amounts have been reclassified as short-term debt, with $1,386 million related to the revolving credit facility and Term Loan A reclassified during the first quarter of 2010 and $592 million related to the Trust Preferred Securities reclassified during the second quarter of 2010. See Note 6, “Long-Term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report for details on the balances outstanding as of June 30, 2010 for the revolving credit facility and Term Loan A. Our ratio of current assets to current liabilities was 1.0 at June 30, 2010.

We will focus our financing activities in the coming years on replacing subordinated debt as necessary with senior notes. We obtained some financing earlier in the current financial year through the issuance of €250 million principal amount of senior notes, see “Financing” below. Our intention for maturing long-term debt is to extend or renew the 2006 Senior Credit agreement in the latter part of this year as well as to refinance or obtain additional financing for debt maturing in early 2011. On a short-term basis, we have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility. We intend, through the extension or renewal of the 2006 Senior Credit Agreement and through obtaining additional financing, to maintain sufficient financial resources in the coming years, with a minimum of $300 to $500 million of committed and unutilized credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Accounts receivable balances at June 30, 2010 and December 31, 2009, net of valuation allowances, represented DSO of approximately 71, respectively.

The development of DSO by operating segment is shown in the table below:

	June 30,	December 31,
	2010	2009

North America days sales outstanding	51	52

International days sales outstanding	113	110

FMC AG & Co. KGaA average days sales outstanding	71	72

DSO decreased in the North America segment between December 31, 2009 and June 30, 2010 as a result of continued focus on structural changes within the billing groups, as well as continuing efforts on process improvements to drive cash collections. The increase in DSO for the International segment mainly reflects slight average payment delays by government and private entities most recently impacted by the worldwide financial crises. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the global financial crisis. Interest and income tax payments also have a significant impact on our cash from operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. On June 24, 2010, the court denied FMCH’S motion for summary judgment and the litigation is proceeding towards trial.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in our financial statements.

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, where tentative agreement has been reached or which are subject to future reviews, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 9 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal Proceedings — Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $501 million and $280 million in investing activities in the six-month periods ended June 30, 2010 and 2009, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Capital expenditures for property, plant and equipment, net of disposals were $218 million in the first six months of 2010 and $249 in the same period in 2009. In the first six months of 2010, capital expenditures were $129 million in the North America segment and $89 million for the International segment. Capital expenditures in the first six months of 2009 were $147 million in the North America segment and $102 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, and maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4% and 5% of total revenue in the first six months of 2010 and 2009, respectively.

We invested approximately $158 million cash in the first six months of 2010, primarily for acquisitions of dialysis clinics ($50 million in the North America segment, $102 million in the International segment and $6 million at Corporate), as compared to $82 million cash in the same period of 2009 ($36 million in the North America segment and $46 million in the International segment). In addition, we invested $133 million (€100 million) in short-term investments with banks during the first six months of 2010. We also received $8 million and $51 million in conjunction with divestitures in the first six months of 2010 and 2009, respectively.

We anticipate capital expenditures of approximately $550 to $650 million and expect to make acquisitions of up to $500 million in 2010. See “Outlook” below.

Financing

Net cash provided by financing was $170 million in the first six months of 2010 compared to net cash used in financing of $155 million in the first six months of 2009.

In the first six months of 2010, cash was mainly provided by borrowings under the revolving credit facility, our issuance of 5.5% Senior Notes in January 2010 and drawings under the accounts receivable facility. Part of these funds was used to pay dividends. In the first six months of 2009, cash was mainly used for the payment of dividends.

On May 11, 2010, we paid a dividend with respect to 2009 of €0.61 per ordinary share (for 2008 paid in 2009: €0.58) and €0.63 per preference share (for 2008 paid in 2009: €0.60). The total dividend payment was €183 million ($232 million) compared to €173 million ($232 million) in 2009 with respect to 2008.

On February 17, 2010, a €50 million ($61.4 million at June 30, 2010) loan was disbursed from our 2009 agreement with the European Investment Bank (“EIB”). The loan is due in 2014. In addition, on March 15, 2010, we drew down the remaining $80.8 million available on our 2005 revolving credit agreement with the EIB, maturing in 2013. Both loans bear variable interest rates which are based on EURIBOR or LIBOR, as applicable, plus an applicable margin. These interest rates change every three months.

On January 20, 2010, our wholly owned subsidiary, FMC Finance VI S.A., issued €250 million ($353.3 million at date of issuance) aggregate principal amount of 5.50% Senior Notes at an issue price of 98.6636% of the principal amount. The 5.50% Senior Notes had a yield to maturity of 5.75% and are due July 15, 2016. Proceeds were used to repay short-term indebtedness and for general corporate purposes. The 5.50% Senior Notes are guaranteed on a senior basis jointly and severally by us, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

The rating agencies identified in the table below assign credit ratings to us based on their assessments of our financing strategy, resources and financial performance. Our cost of borrowing is indirectly influenced by these ratings. The table below shows the ratings and outlook as of August 3, 2010:

Standard &
	Poor’s	Moody’s	Fitch

Corporate Credit Rating	BB	Ba1	BB
Outlook	positive	stable	positive

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $1,134 million, 19.4% of revenues for the six-month period ended June 30, 2010, and $1,029 million, 19.3% of revenues for the same period of 2009. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our 6 7/8% Senior Notes, our 5.50% Senior Notes and our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the six months
	ended June 30,
	2010	2009
	(in thousands)

Total EBITDA	$1,133,532	$1,029,321
Interest expense (net of interest income)	(135,649)	(149,524)
Income tax expense, net	(256,603)	(213,749)
Change in deferred taxes, net	(747)	29,281
Changes in operating assets and liabilities	(108,844)	(273,002)
Stock compensation expense	13,712	14,991
Other items, net	(1,938)	(1)

Net cash provided by operating activities	$643,463	$437,317

Balance Sheet Structure

Total assets as of June 30, 2010 increased to $16.0 billion compared to $15.8 billion at year-end 2009. Current assets as a percent of total assets increased slightly to 31% at June 30, 2010 from 30% at December 31, 2009. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 43% at June 30, 2010 from 44% at year-end 2009.

Outlook

We have increased our estimated expenditures for acquisitions in 2010 from $400 million to up to $500 million and otherwise confirm our outlook for the full year 2010 as depicted in the table below:

2010
($ in millions)

Net Revenues	> $12,000
Net Income attributable to FMC-AG & Co. KGaA	$950 - $980
Debt/EBITDA	< 2.5x
Capital Expenditures	~$550 - $650
Acquisitions	up to $500

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Management’s Discussion and Analysis
for the three and six months ended June 30, 2010 and 2009

Recently Issued Accounting Standards

In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-20 (“ASU 2010-20”), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 is an update of Accounting Standards Codification Topic 310, Receivables. This update requires enhanced disclosures on a disaggregated basis about:

•	The nature of the credit risk inherent in the portfolio of financing receivables

•	How that risk is analyzed and assessed in arriving at the allowance for credit losses

•	The changes and reasons for those changes in the allowance for credit losses.

The disclosures required under ASU 2010-20 as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. Disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. We are currently evaluating the impact of ASU 2010-20 on our consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009

Net revenue:
Dialysis Care	$2,224,321	$2,054,104	$4,395,105	$3,977,425
Dialysis Products	721,878	709,465	1,433,223	1,345,954

	2,946,199	2,763,569	5,828,328	5,323,379
Costs of revenue:
Dialysis Care	1,554,649	1,474,043	3,096,330	2,870,850
Dialysis Products	379,942	357,814	756,098	658,512

	1,934,591	1,831,857	3,852,428	3,529,362
Gross profit	1,011,608	931,712	1,975,900	1,794,017
Operating expenses:
Selling, general and administrative	525,557	495,119	1,043,271	938,686
Research and development	21,373	18,956	44,462	41,852

Operating income	464,678	417,637	888,167	813,479
Other (income) expense:
Interest income	(8,244)	(7,899)	(14,083)	(12,173)
Interest expense	76,468	83,133	149,732	161,697

Income before income taxes	396,454	342,403	752,518	663,955
Income tax expense	129,075	103,369	256,603	213,749

Net income	267,379	239,034	495,915	450,206
Less: Net income attributable to Noncontrolling interests	19,110	17,921	36,530	30,987

Net income attributable to FMC-AG & Co. KGaA	$248,269	$221,113	$459,385	$419,219

Basic income per ordinary share	$0.83	$0.74	$1.53	$1.41

Fully diluted income per ordinary share	$0.82	$0.74	$1.52	$1.41

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009

Net Income	$267,379	$239,034	$495,915	$450,206

(Loss) gain related to cash flow hedges	(55,489)	15,785	(72,951)	15,846
Actuarial gains on defined benefit pension plans	1,220	1,218	2,410	2,436
Foreign currency translation	(184,969)	113,274	(309,906)	28,261
Income tax benefit (expense) related to components of other comprehensive income	14,271	(7,636)	19,152	(8,718)

Other comprehensive (loss) income, net of tax	(224,967)	122,641	(361,295)	37,825

Total comprehensive income	$42,412	$361,675	$134,620	$488,031
Comprehensive income attributable to Noncontrolling interests	19,325	19,807	35,630	31,894

Comprehensive income attributable to FMC-AG & Co. KGaA	$23,087	$341,868	$98,990	$456,137

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At June 30, 2010 and December 31, 2009
(in thousands, except share data)

	June 30,	December 31,
	2010	2009
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$572,851	$301,225
Trade accounts receivable less allowance for doubtful accounts of $272,872 in 2010 and $266,449 in 2009	2,259,355	2,285,909
Accounts receivable from related parties	109,799	272,886
Inventories	810,016	821,654
Prepaid expenses and other current assets	888,388	729,306
Deferred taxes	311,434	316,820

Total current assets	4,951,843	4,727,800

Property, plant and equipment, net	2,332,580	2,419,570
Intangible assets	635,078	859,195
Goodwill	7,734,442	7,511,434
Deferred taxes	84,305	64,749
Other assets	261,316	238,567

Total assets	$15,999,564	$15,821,315

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$362,512	$362,407
Accounts payable to related parties	113,351	277,429
Accrued expenses and other current liabilities	1,592,630	1,335,553
Short-term borrowings and other financial liabilities	410,057	316,344
Short-term borrowings from related parties	8,893	10,440
Current portion of long-term debt and capital lease obligations	1,866,410	157,634
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	592,478	–
Income tax payable	75,787	116,978
Deferred taxes	24,100	32,930

Total current liabilities	5,046,218	2,609,715

Long-term debt and capital lease obligations, less current portion	2,948,899	4,427,921
Other liabilities	288,210	307,112
Pension liabilities	135,090	147,327
Income tax payable	215,867	215,921
Deferred taxes	435,827	427,530
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	–	656,096

Total liabilities	9,070,111	8,791,622
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,908,683 issued and outstanding	4,375	4,343
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 296,478,496 issued and outstanding	366,656	365,672
Additional paid-in capital	3,427,806	3,389,111
Retained earnings	3,338,948	3,111,530
Accumulated other comprehensive (loss) income	(410,119)	(49,724)

Total FMC-AG & Co. KGaA shareholders’ equity	6,727,666	6,820,932

Noncontrolling interests	201,787	208,761
Total equity	6,929,453	7,029,693

Total liabilities and equity	$15,999,564	$15,821,315

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the six months ended June 30, 2010 and 2009
(unaudited)
(in thousands)

	For the six months
	ended June 30,
	2010	2009

Operating Activities:
Net income	$495,915	$450,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	245,365	215,842
Change in deferred taxes, net	(747)	29,281
(Gain) on sale of investments	(1,852)	(652)
(Gain) loss on sale of fixed assets	(86)	651
Compensation expense related to stock options	13,712	14,991
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(94,298)	(59,116)
Inventories	(33,482)	(129,724)
Prepaid expenses, other current and non-current assets	(87,687)	(102,714)
Accounts receivable from related parties	128,263	(3,361)
Accounts payable to related parties	(133,600)	301
Accounts payable, accrued expenses and other current and non-current liabilities	129,381	36,358
Income tax payable	(17,421)	(14,746)

Net cash provided by operating activities	643,463	437,317

Investing Activities:
Purchases of property, plant and equipment	(226,635)	(253,865)
Proceeds from sale of property, plant and equipment	8,582	4,321
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(291,247)	(81,483)
Proceeds from divestitures	7,867	50,918

Net cash (used in) investing activities	(501,433)	(280,109)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	1,052,674	40,518
Repayments of short-term borrowings and other financial liabilities	(1,045,870)	(95,179)
Proceeds from short-term borrowings from related parties	–	15,994
Repayments of short-term borrowings from related parties	–	(17,251)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $10,218 in 2010)	828,735	589,613
Repayments of long-term debt and capital lease obligations	(495,003)	(258,034)
Increase (decrease) of accounts receivable securitization program	86,000	(190,000)
Proceeds from exercise of stock options	28,084	12,745
Dividends paid	(231,967)	(231,940)
Distributions to Noncontrolling interests	(67,562)	(28,174)
Contributions from Noncontrolling interests	14,850	7,013

Net cash provided by (used in) financing activities	169,941	(154,695)

Effect of exchange rate changes on cash and cash equivalents	(40,345)	5,554

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	271,626	8,067
Cash and cash equivalents at beginning of period	301,225	221,584

Cash and cash equivalents at end of period	$572,851	$229,651

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2010 (unaudited) and year ended December 31, 2009 (audited)
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	Noncontrolling
	shares	value	shares	value	capital	earnings	income (loss)	equity	interests	Total

Balance at December 31, 2008	3,810,540	$4,240	293,932,036	$363,076	$3,293,918	$2,452,332	$(151,284)	$5,962,282	$160,504	$6,122,786
Proceeds from exercise of options and related tax effects	73,788	103	1,814,599	2,596	64,585	–	–	67,284	–	67,284
Compensation expense related to stock options	–	–	–	–	33,746	–	–	33,746	–	33,746
Dividends paid	–	–	–	–	–	(231,940)	–	(231,940)	(61,499)	(293,439)
Purchase/ sale of Noncontrolling interests	–	–	–	–	(3,138)	–	–	(3,138)	25,477	22,339
Contributions from Noncontrolling interests	–	–	–	–	–	–	–	–	8,393	8,393
Net income	–	–	–	–	–	891,138	–	891,138	74,082	965,220
Other comprehensive income (loss)	–	–	–	–	–	–	101,560	101,560	1,804	103,364

Comprehensive income	–	–	–	–	–	–	–	992,698	75,886	1,068,584

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,389,111	$3,111,530	$(49,724)	$6,820,932	$208,761	$7,029,693

Proceeds from exercise of options and related tax effects	24,355	32	731,861	984	25,850	–	–	26,866	–	26,866
Compensation expense related to stock options	–	–	–	–	13,712	–	–	13,712	–	13,712
Dividends paid	–	–	–	–	–	(231,967)	–	(231,967)	(58,740)	(290,707)
Purchase/ sale of Noncontrolling interests	–	–	–	–	(867)	–	–	(867)	10,123	9,256
Contributions from Noncontrolling interests	–	–	–	–	–	–	–	–	6,013	6,013
Net income	–	–	–	–	–	459,385	–	459,385	36,530	495,915
Other comprehensive income (loss)	–	–	–	–	–	–	(360,395)	(360,395)	(900)	(361,295)

Comprehensive (loss) income	–	–	–	–	–	–	–	98,990	35,630	134,620

Balance at June 30, 2010	3,908,683	$4,375	296,478,496	$366,656	$3,427,806	$3,338,948	$(410,119)	$6,727,666	$201,787	$6,929,453

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company, Basis of Presentation, Significant Accounting Polices and Health Care Reform

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements at June 30, 2010 and for the three- and six-month periods ended June 30, 2010 and 2009 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2009 Annual Report on Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and six-month periods ended June 30, 2010 are not necessarily indicative of the results of operations for the year ending December 31, 2010.

Summary of Significant Accounting Policies

Cash Equivalents and Short-term Investments

Cash equivalents include highly liquid short-term investments with original maturities of three months or less, readily convertible into known amounts of cash. Investments with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Short-term investments classified as available-for-sale are recorded at fair value with unrealized gains or losses reflected in accumulated other comprehensive income until realized. Short-term investments designated as held-to-maturity securities are recorded at amortized cost. These investments are included in prepaid expenses and other current assets on the balance sheet.

At June 30, 2010, the Company had $122,710 (€100,000) of held-to-maturity, short-term investments. These investments are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these investments.

United States Health Care Reform

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

“PPACA”). PPACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. PPACA does not modify the dialysis reimbursement provisions of the Medicare Improvements for Patients and Providers Act of 2008. PPACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact the Company’s product business earnings and cash flows. The Company expects modest favorable impact from PPACA’s integrated care and commercial insurance consumer protection provisions.

2.	Related Party Transactions

a)	Service and Lease Agreements

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder owning approximately 36.0% of the Company’s voting shares, and with certain affiliates of Fresenius SE that are not also subsidiaries of the Company (collectively “Fresenius SE”), to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For the six-month periods ended June 30, 2010 and 2009, amounts charged by Fresenius SE to the Company under the terms of these agreements are $32,099 and $32,139, respectively. The Company also provides certain services to Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The Company charged $3,269 and $9,206 for services rendered to Fresenius SE during the first six months of 2010 and 2009, respectively.

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $9,689 and $9,766 during the first six months of 2010 and 2009, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner for the six-month periods ended June 30, 2010 and 2009 was $4,983 and $3,619, respectively, for its management services during those six-month periods.

b)	Products

For the six-month periods ended June 30, 2010, and 2009, the Company sold products to Fresenius SE for $7,184 and $7,332, respectively. During the six-month periods ended June 30, 2010, and 2009, the Company made purchases from Fresenius SE in the amount of $22,553 and $22,303, respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Inc., through a group purchasing organization (“GPO”). In September 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired 100% of APP Inc. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the six-month periods ended June 30, 2010 and 2009, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $15,591 and $17,421,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c)	Financing Provided by and to Fresenius SE

Throughout the second quarter of 2010, the Company, under its cash pooling agreement, made cash advancements to FSE totaling €161,800 ($198,545 as of June 30, 2010), at an interest rate of 1.02%. The total amount was due on July 31, 2010. The remaining balance of $143,178 (€109,900) on July 31, 2010 was extended until August 31, 2010 at an interest rate of 1.09%. On June 30, 2009, under the cash pooling agreement, the Company made a cash advancement of $25,159 to Fresenius SE at 1.16% interest which was repaid on July 6, 2009.

During the second quarter of 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 ($109,885 at June 30, 2009) from accounts payable to related parties to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($7,052 at June 30, 2010) was outstanding at June 30, 2010 at an interest rate of 6% and will be repaid in 2010.

On August 19, 2009, the Company borrowed €1,500 ($1,841 as of June 30, 2010) from the General Partner at 1.335%, due on August 19, 2010.

On November 7, 2008, the Company entered into a loan agreement with Fresenius SE whereby it advanced Fresenius SE $50,000 at 6.45% interest which was due and repaid on April 30, 2009.

3.	Inventories

As of June 30, 2010 and December 31, 2009, inventories consisted of the following:

	June 30,	December 31,
	2010	2009

Raw materials and purchased components	$143,424	$154,599
Work in process	63,516	63,683
Finished goods	491,483	481,047
Health care supplies	111,593	122,325

Inventories	$810,016	$821,654

4.	Intangible Assets and Goodwill

On April 1, 2010 the Company received approval from the state of New York to directly own facilities in that state. This direct ownership had previously been prohibited by state law. Due to this prohibition, the Company had historically used a combination of administrative service contracts, stock option agreements, and asset acquisitions to qualify for consolidation of such facilities under guidance originally issued as Emerging Issues Task Force 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physicians Practice Management Entities and Certain Other Entities with Contractual Management Arrangements which is now included within FASB Accounting Standards Codification Topic 810-10, Consolidation: Overall. In such qualifying transactions, a portion of the purchase price was allocated to identifiable intangible assets with the remainder classified as an “Administrative Services Agreement” intangible asset that was treated as an equivalent to goodwill and was shown on our Balance Sheet at December 31, 2009, under the category Management Contracts within Intangible Assets. With the regulatory approval, the Company obtained the full ownership of these facilities and reclassified the $214,706 of Administrative Services Agreement intangible asset to goodwill within our North America segment, effective April 1, 2010, to be consistent with other clinic acquisitions where the Company obtained control via legal ownership.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

5.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of June 30, 2010 and December 31, 2009, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	June 30,	December 31,
	2010	2009

Borrowings under lines of credit	$101,373	$95,720
Accounts receivable facility	300,000	214,000
Other financial liabilities	8,684	6,624

Short-term borrowings and other financial liabilities	410,057	316,344
Short-term borrowings from related parties (see Note 2.c.)	8,893	10,440

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$418,950	$326,784

6.	Long-term Debt and Capital Lease Obligations

As of June 30, 2010 and December 31, 2009, long-term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2010	2009

2006 Senior Credit Agreement	$3,375,326	$3,522,040
6 7/8% Senior Notes	493,788	493,344
5.50% Senior Notes	302,938	–
Euro Notes	245,420	288,120
EIB Agreements	336,412	213,460
Capital lease obligations	15,461	17,600
Other	45,964	50,991

	4,815,309	4,585,555
Less current maturities	(1,866,410)	(157,634)

	$2,948,899	$4,427,921

2006 Senior Credit Agreement

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at June 30, 2010 and December 31, 2009:

	Maximum Amount
	Available		Balance Outstanding
	June 30,	December 31,	June 30,	December 31,
	2010	2009	2010	2009

Revolving Credit	$1,000,000	$1,000,000	$514,933	$594,714
Term Loan A	1,314,557	1,373,418	1,314,557	1,373,418
Term Loan B	1,545,836	1,553,908	1,545,836	1,553,908

	$3,860,393	$3,927,326	$3,375,326	$3,522,040

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

In addition, at June 30, 2010 and December 31, 2009, the Company had letters of credit outstanding in the amount of $121,518 and $97,287, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

7.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2010 and 2009:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2010	2009	2010	2009

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$248,269	$221,113	$459,385	$419,219
less:
Dividend preference on Preference shares	25	26	51	50

Income available to all classes of shares	$248,244	$221,087	$459,334	$419,169

Denominators:
Weighted average number of:
Ordinary shares outstanding	296,104,554	294,163,999	295,926,583	294,048,658
Preference shares outstanding	3,899,075	3,827,962	3,894,560	3,819,676

Total weighted average shares outstanding	300,003,629	297,991,961	299,821,143	297,868,334
Potentially dilutive Ordinary shares	1,775,499	–	1,594,139	71,033
Potentially dilutive Preference shares	49,206	65,260	46,919	70,715

Total weighted average ordinary shares outstanding assuming dilution	297,880,053	294,163,999	297,520,722	294,119,691
Total weighted average Preference shares outstanding assuming dilution	3,948,281	3,893,222	3,941,479	3,890,391
Basic income per Ordinary share	$0.83	$0.74	$1.53	$1.41
Plus preference per Preference shares	–	0.01	0.02	0.01

Basic income per Preference share	$0.83	$0.75	$1.55	$1.42

Fully diluted income per Ordinary share	$0.82	$0.74	$1.52	$1.41
Plus preference per Preference shares	0.01	0.01	0.02	0.01

Fully diluted income per Preference share	$0.83	$0.75	$1.54	$1.42

8.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three- and six-month periods ended June 30, 2010 and 2009.

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Components of net periodic benefit cost:
Service cost	$1,915	$1,966	$3,965	$3,868
Interest cost	5,521	5,359	11,188	10,644
Expected return on plan assets	(4,366)	(3,965)	(8,732)	(7,930)
Amortization of unrealized losses	1,221	1,218	2,411	2,436

Net periodic benefit costs	$4,291	$4,578	$8,832	$9,018

9.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

“Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the Court of Appeals for the Federal Circuit. In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original district court order. On September 10, 2009, the Court of Appeals reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Court of Appeals affirmed the district court’s decision; however, the Court of Appeals vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is finally concluded. On March 18, 2010, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled in reexamination that the remaining Baxter patent is invalid.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four patents issued in 2007 and 2008, all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue. All the asserted patents now stand rejected in an ongoing reexamination at the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Libertytm cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Libertytm cycler does not infringe any of the asserted claims of the Baxter patents.

A patent infringement action has been pending in Germany between Gambro Industries (“Gambro”) on the one side and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMC-AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements by Fresenius Medical Care concerning a patent on a device for the preparation of medical solutions. The District Court of Mannheim rendered a judgment on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding which was initiated by Gambro; after a first hearing in February 2010, the court ordered in May 2010 that the proceedings are stayed until there is a final court decision on the invalidity of the patent) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. On January 5, 2009, Gambro enforced such verdict provisionally by way of security. However, preceding such enforcement Fresenius Medical Care had already developed design modifications, being an alternative technical solution, and replaced the alleged patent infringing technology in all of the affected devices. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. The patent expired in May 2010, meaning that the provisional enforced injunction is no longer effective.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23 million in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. The Company appealed the Tennessee District Court’s decision to the United States Court of Appeals for the Sixth Circuit and secured a stay of enforcement of the judgment pending appeal. The United States Attorney filed a cross appeal, but also asked the Tennessee District Court for an indicative or supplemental ruling. On June 23, 2010, the Tennessee District Court issued an indicative ruling to the effect that, if the case were remanded to the District Court, it would expect to enter a judgment under the False Claims Act against the Company for approximately $104 million. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

On June 25, 2009, FMCH received a subpoena from the U.S. Department of Justice, U.S. Attorney for the District of Massachusetts. The subpoena seeks information relating to the results of certain laboratory tests ordered for patients treated in FMCH’s dialysis facilities during the years 2004 through 2009. The Company intends to cooperate fully in the government’s investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

For the tax year 1997, the Company recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authority’s decision.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

Following Fresenius Medical Care & Co KGaA’s Annual General Meeting of Shareholders (“AGM”) on May 7, 2009, two shareholders challenged, on the basis of alleged insufficient disclosure during the AGM,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

resolutions taken by the shareholders on (i) the approval of the actions of the General Partner and (ii) the approval of the actions of the members of the Supervisory Board. The Company was of the opinion that the challenges were without merit and defended this litigation vigorously. One of the plaintiffs withdrew his legal challenge in March 2010. The remaining plaintiff withdrew her legal challenge in the beginning of May 2010. Hence, the resolutions adopted on approval of the actions of the General Partner and of the Supervisory Board for fiscal year 2008 have become effective and final.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

10.	Financial Instruments

As a global supplier of dialysis services and products in more than 115 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and also expects in the future generally stable reimbursements for its dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries most severely affected by the global financial crisis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at June 30, 2010, and December 31, 2009.

	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$572,851	$572,851	$301,225	$301,225
Short-term investments	122,710	122,710	–	–
Accounts Receivable	2,369,154	2,369,154	2,558,795	2,558,795
Liabilities
Accounts payable	475,863	475,863	639,836	639,836
Short-term borrowings	410,057	410,057	316,344	316,344
Short-term borrowings from related parties	8,893	8,893	10,440	10,440
Long term debt, excluding 2006 Senior Credit Agreement, Euro Notes and Senior Notes	397,837	397,837	282,051	282,051
2006 Senior Credit Agreement	3,375,326	3,300,894	3,522,040	3,429,470
Trust Preferred Securities	592,478	612,765	656,096	688,026
Euro Notes	245,420	253,626	288,120	299,621
Senior Notes	796,726	822,512	493,344	498,750

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, as noted in the captions shown in Note 6.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, short-term investments, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company’s policy, which has been consistently

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of June 30, 2010 the Company had no foreign exchange options.

Changes in the effective portion of fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”) when they qualify for hedge accounting. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $859,555 and $1,076,217 at June 30, 2010 and December 31, 2009, respectively.

The Company also enters into derivative contracts of forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $893,978 and $750,812 at June 30, 2010 and December 31, 2009, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges. The majority of the interest rate swap agreements effectively convert the major part of payments based on variable interest rates applicable to the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

As of June 30, 2010 and December 31, 2009, the notional amounts of interest rate swaps in place were $3,175,000 and $2,400,000, respectively.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at June 30, 2010 and December 31, 2009.

	June 30, 2010		December 31, 2009
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	1,755	(118,000)	8,899	(9,251)
Interest rate contracts (Dollar)	–	(68,753)	–	(305)
Interest rate contracts (Yen)	–	(1)	–	–
Non-current
Foreign exchange contracts	18	(1,055)	5,284	(830)
Interest rate contracts (Dollar)	–	(90,074)	–	(105,810)
Interest rate contracts (Yen)	–	–	–	(3)

Total	$1,773	$(277,883)	$14,183	$(116,199)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	2,283	(28,055)	7,696	(6,217)
Non-current
Foreign exchange contracts	8	–	9	–

Total	$2,291	$(28,055)	$7,705	$(6,217)

(1)	As of June 30, 2010, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at reporting date.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain) or
				Loss Reclassified from
	Amount of Gain or		Location of (Gain)	AOCI in Income
	(Loss) Recognized in OCI		or Loss Reclassified	(Effective Portion)
	on Derivatives		from AOCI	for the six months
Derivatives in Cash Flow	(Effective Portion)		in Income	ended June 30,
Hedging Relationships	June 30, 2010	June 30, 2009	(Effective Portion)	2010	2009

Interest rate contracts (Dollar)	$(52,711)	$24,532	Interest income/expense	$–	$(33)
Interest rate contracts (Yen)	1	5	Interest income/expense	–	–
Foreign exchange contracts	(22,130)	(5,159)	Costs of Revenue	1,889	(3,499)

	$(74,840)	$19,378		$1,889	$(3,532)

		Amount of (Gain) or Loss
		Recognized in Income
		on Derivatives
	Location of (Gain) or Loss	for the six months ended
Derivatives not Designated	Recognized in Income	June 30,
as Hedging Instruments	on Derivative	2010	2009

Foreign exchange contracts	Selling, general and administrative expense	$42,864	$(3,795)
	Interest income/expense	(9,247)	(690)

		$33,617	$(4,485)

The Company expects to recognize $15,413 of losses deferred in accumulated other comprehensive income at June 30, 2010, in earnings during the next twelve months.

As of June 30, 2010, the Company had foreign exchange derivatives with maturities of up to 29 months and interest rate swaps with maturities of up to 26 months.

11.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and manufacturing and distribution products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Information pertaining to the Company’s business segments for the six-month periods ended June 30, 2010 and 2009 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

Three months ended June 30, 2010
Net revenue external customers	$2,026,582	$919,524	$2,946,106	$93	$2,946,199
Inter – segment revenue	1,263	22,053	23,316	(23,316)	–

Revenue	2,027,845	941,577	2,969,422	(23,223)	2,946,199

Depreciation and amortization	(71,221)	(47,348)	(118,569)	(2,338)	(120,907)

Operating income	330,209	173,095	503,304	(38,626)	464,678

Capital expenditures, acquisitions and investments	86,955	106,361	193,316	135,086	328,402
Three months ended June 30, 2009
Net revenue external customers	$1,876,347	$887,071	$2,763,418	$151	$2,763,569
Inter – segment revenue	769	21,467	22,236	(22,236)	–

Revenue	1,877,116	908,538	2,785,654	(22,085)	2,763,569

Depreciation and amortization	(64,762)	(43,420)	(108,182)	(2,189)	(110,371)

Operating income	297,495	153,548	451,043	(33,406)	417,637

Capital expenditures, acquisitions and investments	106,149	80,318	186,467	315	186,782
Six months ended June 30, 2010
Net revenue external customers	$3,986,270	$1,841,747	$5,828,017	$311	$5,828,328

Inter – segment revenue	1,828	43,152	44,980	(44,980)	–

Total net revenue	3,988,098	1,884,899	5,872,997	(44,669)	5,828,328

Depreciation and amortization	(142,924)	(97,718)	(240,642)	(4,723)	(245,365)

Operating Income	636,426	324,025	960,451	(72,284)	888,167

Segment assets	11,281,830	3,948,045	15,229,875	769,689	15,999,564
Capital expenditures, acquisitions and investments(1)	179,806	199,144	378,950	138,932	517,882
Six months ended June 30, 2009
Net revenue external customers	$3,650,159	$1,672,914	$5,323,073	$306	$5,323,379
Inter – segment revenue	1,233	38,993	40,226	(40,226)	–

Total net revenue	3,651,392	1,711,907	5,363,299	(39,920)	5,323,379

Depreciation and amortization	(128,455)	(83,173)	(211,628)	(4,214)	(215,842)

Operating Income	569,431	300,335	869,766	(56,287)	813,479

Segment assets	11,051,728	3,913,502	14,965,230	369,845	15,335,075
Capital expenditures, acquisitions and investments(2)	182,600	151,978	334,578	770	335,348

(1)	International and Corporate acquisitions exclude $8,884 and $2,125, respectively, of non-cash acquisitions for 2010.

(2)	International acquisitions exclude $1,828 of non-cash acquisitions for 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

12.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Six months ended
	June 30,
	2010	2009

Supplementary cash flow information:
Cash paid for interest	$143,222	$166,520

Cash paid for income taxes(1)	$261,695	$214,724

Cash inflow for income taxes from stock option exercises	$2,378	$2,386

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(186,560)	$(97,004)
Liabilities assumed	11,303	6,227
Noncontrolling interest	5,741	13,585
Notes assumed in connection with acquisition	11,009	1,828

Cash paid	(158,507)	(75,364)
Less cash acquired	1,678	4,005

Net cash paid for acquisitions	$(156,829)	$(71,359)

(1)	Net of tax refund

13.	Supplemental Condensed Combining Information

In June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued euro-denominated and U.S. dollar-denominated senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to Fresenius Medical Care Capital Trust IV and Fresenius Medical Care Capital Trust V, statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of the trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiary as the issuer of the euro-denominated senior subordinated notes held by Capital Trust V.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on 6 7/8% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries and FMC Finance VI S.A., a wholly-owned subsidiary of the Company, is the obligor on 5.50% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries (see Note 6). The financial statements in this report present the financial condition, results of operations and cash flows of the Company, the obligor on the above-mentioned euro-denominated senior subordinated notes, on a consolidated basis as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009. The following combining financial information for the Company is as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009, segregated between FMC Finance III S.A. and FMC Finance VI S.A. as issuers, the Company, D-GmbH and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

FMCH as guarantors, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the six months period ended June 30, 2010
	Issuer		Guarantors
	FMC	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$–	$784,670	$–	$6,181,531	$(1,137,873)	$5,828,328
Cost of revenue	–	–	–	501,977	–	4,477,730	(1,127,279)	3,852,428

Gross profit	–	–	–	282,693	–	1,703,801	(10,594)	1,975,900

Operating expenses (income):
Selling, general and administrative	8	12	63,750	72,357	45,197	869,660	(7,713)	1,043,271
Research and development	–	–	–	30,255	–	14,207	–	44,462

Operating (loss) income	(8)	(12)	(63,750)	180,081	(45,197)	819,934	(2,881)	888,167

Other (income) expense:
Interest, net	(360)	(257)	12,953	1,429	27,293	90,917	3,674	135,649
Other, net	–	–	(573,536)	127,397	(289,983)	–	736,122	–

Income (loss) before income taxes	352	245	496,833	51,255	217,493	729,017	(742,677)	752,518
Income tax expense (benefit)	100	70	37,448	51,352	(28,561)	299,369	(103,175)	256,603

Net Income (loss)	252	175	459,385	(97)	246,054	429,648	(639,502)	495,915
Net Income attributable to Noncontrolling interest	–	–	–	–	–	–	36,530	36,530

Net income (loss) attributable to the group	$252	$175	$459,385	$(97)	$246,054	$429,648	$(676,032)	$459,385

	For the six months period ended June 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$–	$–	$700,181	$–	$5,745,585	$(1,122,387)	$5,323,379
Cost of revenue	–	–	458,912	–	4,201,616	(1,131,166)	3,529,362

Gross profit	–	–	241,269	–	1,543,969	8,779	1,794,017

Operating expenses (income):
Selling, general and administrative	11	34,898	86,671	(12,601)	829,429	278	938,686
Research and development	–	–	28,746	–	13,106	–	41,852

Operating (loss) income	(11)	(34,898)	125,852	12,601	701,434	8,501	813,479

Other (income) expense:
Interest, net	(360)	12,995	3,863	30,285	119,064	(16,323)	149,524
Other, net	–	(489,195)	78,971	(250,464)	–	660,688	–

Income (loss) before income taxes	349	441,302	43,018	232,780	582,370	(635,864)	663,955
Income tax expense (benefit)	101	22,083	37,485	(6,967)	224,999	(63,952)	213,749

Net Income (loss)	248	419,219	5,533	239,747	357,371	(571,912)	450,206
Net Income attributable to Noncontrolling interest	–	–	–	–	–	30,987	30,987

Net income (loss) attributable to the group	$248	$419,219	$5,533	$239,747	$357,371	$(602,899)	$419,219

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At June 30, 2010
	Issuer		Guarantors
	FMC	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance IV	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$98	$17	$73,665	$151	$–	$300,375	$198,545	$572,851
Trade accounts receivable, less allowance for doubtful accounts	–	–	–	143,413	–	2,115,942	–	2,259,355
Accounts receivable from related parties	16,183	7,736	2,022,881	593,778	506,212	2,865,293	(5,902,284)	109,799
Inventories	–	–	–	189,986	–	702,715	(82,685)	810,016
Prepaid expenses and other current assets	1	–	243,669	23,583	150	642,992	(22,007)	888,388
Deferred taxes	–	–	12,712	–	–	279,335	19,387	311,434

Total current assets	16,282	7,753	2,352,927	950,911	506,362	6,906,652	(5,789,044)	4,951,843
Property, plant and equipment, net	–	–	318	158,029	–	2,261,383	(87,150)	2,332,580
Intangible assets	–	–	494	43,290	–	591,294	–	635,078
Goodwill	–	–	–	5,503	–	7,728,939	–	7,734,442
Deferred taxes	–	–	14,578	–	–	106,773	(37,046)	84,305
Other assets	493,787	302,938	6,563,903	640,796	9,402,179	(5,742,078)	(11,400,209)	261,316

Total assets	$510,069	$310,691	$8,932,220	$1,798,529	$9,908,541	$11,852,963	$(17,313,449)	$15,999,564

Current liabilities:
Accounts payable	$–	$–	$176	$21,274	$–	$341,062	$–	$362,512
Accounts payable to related parties	79	–	806,251	577,375	1,521,270	2,936,050	(5,727,674)	113,351
Accrued expenses and other current liabilities	15,851	7,516	113,799	103,614	748	1,343,741	7,361	1,592,630
Short-term borrowings	–	–	111	–	–	409,946	–	410,057
Short-term borrowings from related parties	–	–	–	–	–	1,841	7,052	8,893
Current portion of long-term debt and capital lease obligations	–	–	–	–	595,634	1,270,776	–	1,866,410
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiaries - current portion	–	–	–	–	–	592,478	–	592,478
Income tax payable	45	64	55,687	–	–	25,736	(5,745)	75,787
Deferred taxes	–	–	–	7,390	–	23,172	(6,462)	24,100

Total current liabilities	15,975	7,580	976,024	709,653	2,117,652	6,944,802	(5,725,468)	5,046,218
Long term debt and capital lease obligations, less current portion	493,787	302,938	826,851	–	1,284,691	2,983,701	(2,943,069)	2,948,899
Long term borrowings from related parties	–	–	306,807	189,578	493,787	368,466	(1,358,638)	–
Other liabilities	–	–	90,073	6,628	–	166,821	24,688	288,210
Pension liabilities	–	–	3,829	102,541	–	28,720	–	135,090
Income tax payable	–	–	970	–	–	107,026	107,871	215,867
Deferred taxes	–	–	–	3,064	–	450,907	(18,144)	435,827

Total liabilities	509,762	310,518	2,204,554	1,011,464	3,896,130	11,050,443	(9,912,760)	9,070,111
Total FMC-AG & Co. KGaA shareholders’ equity	307	173	6,727,666	787,065	6,012,411	600,733	(7,400,689)	6,727,666
Noncontrolling interest	–	–	–	–	–	201,787	–	201,787

Total equity	307	173	6,727,666	787,065	6,012,411	802,520	(7,400,689)	6,929,453

Total liabilities and equity	$510,069	$310,691	$8,932,220	$1,798,529	$9,908,541	$11,852,963	$(17,313,449)	$15,999,564

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$108	$24	$194	$–	$286,205	$14,694	$301,225
Trade accounts receivable, less allowance for doubtful accounts	–	–	158,089	–	2,128,308	(488)	2,285,909
Accounts receivable from related parties	16,543	1,837,748	628,819	539,867	2,600,656	(5,350,747)	272,886
Inventories	–	–	202,837	–	701,429	(82,612)	821,654
Prepaid expenses and other current assets	1	110,117	16,072	50	608,990	(5,924)	729,306
Deferred taxes	–	–	–	–	294,214	22,606	316,820

Total current assets	16,652	1,947,889	1,006,011	539,917	6,619,802	(5,402,471)	4,727,800
Property, plant and equipment, net	–	266	191,445	–	2,322,145	(94,286)	2,419,570
Intangible assets	–	622	50,263	–	808,310	–	859,195
Goodwill	–	–	3,508	–	7,507,926	–	7,511,434
Deferred taxes	–	–	–	–	91,346	(26,597)	64,749
Other assets	493,344	7,001,455	1,193,451	9,142,162	(6,254,725)	(11,337,120)	238,567

Total assets	$509,996	$8,950,232	$2,444,678	$9,682,079	$11,094,804	$(16,860,474)	$15,821,315

Current liabilities:
Accounts payable	$4	$217	$19,131	$–	$343,055	$–	$362,407
Accounts payable to related parties	200	867,147	600,951	1,500,829	2,672,902	(5,364,600)	277,429
Accrued expenses and other current liabilities	15,868	42,304	98,966	791	1,178,644	(1,020)	1,335,553
Short-term borrowings	–	130	–	–	316,214	–	316,344
Short-term borrowings from related parties	–	–	–	–	2,161	8,279	10,440
Current portion of long-term debt and capital lease obligations	–	–	–	133,866	23,768	–	157,634
Income tax payable	30	32,342	–	–	83,958	648	116,978
Deferred taxes	–	2,569	8,692	–	24,288	(2,619)	32,930

Total current liabilities	16,102	944,709	727,740	1,635,486	4,644,990	(5,359,312)	2,609,715
Long term debt and capital lease obligations, less current portion	493,344	1,063,346	–	1,576,242	4,096,766	(2,801,777)	4,427,921
Long term borrowings from related parties	–	4,543	226,936	493,344	430,743	(1,155,566)	–
Other liabilities	–	105,810	7,693	–	170,121	23,488	307,112
Pension liabilities	–	3,702	114,666	–	28,959	–	147,327
Income tax payable	–	1,139	–	–	100,917	113,865	215,921
Deferred taxes	–	6,051	3,110	–	428,448	(10,079)	427,530
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	–	–	–	–	656,096	–	656,096

Total liabilities	509,446	2,129,300	1,080,145	3,705,072	10,557,040	(9,189,381)	8,791,622
Total FMC-AG & Co. KGaA shareholders’ equity	550	6,820,932	1,364,533	5,977,007	329,003	(7,671,093)	6,820,932
Noncontrolling interests	–	–	–	–	208,761	–	208,761

Total equity	550	6,820,932	1,364,533	5,977,007	537,764	(7,671,093)	7,029,693

Total liabilities and equity	$509,996	$8,950,232	$2,444,678	$9,682,079	$11,094,804	$(16,860,474)	$15,821,315

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months period ended June 30, 2010
	Issuer		Guarantors
	FMC	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$252	$175	$459,385	$(97)	$246,054	$429,648	$(639,502)	495,915
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	–	(307,027)	–	(289,983)	–	597,010	–
Depreciation and amortization	–	–	726	19,048	444	236,173	(11,026)	245,365
Change in deferred taxes, net	–	–	(13,919)	435	–	15,046	(2,309)	(747)
Loss (gain) on sale of fixed assets and investments	–	–	–	3	–	(1,941)	–	(1,938)
Loss (gain) on investments	–	–	–	28	–	–	(28)	–
Compensation expense related to stock options	–	–	13,712	–	–	–	–	13,712
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	–	(9,466)	–	(84,832)	–	(94,298)
Inventories	–	–	–	(18,613)	–	(21,876)	7,007	(33,482)
Prepaid expenses and other current and non-current assets	–	1	(126,932)	(9,920)	45,925	(128,782)	132,021	(87,687)
Accounts receivable from / payable to related parties	239	(8,367)	215,521	56,183	18,897	(509,522)	221,712	(5,337)
Accounts payable, accrued expenses and other current and non-current liabilities	(21)	8,102	(294)	27,060	(43)	89,535	5,042	129,381
Income tax payable	15	69	30,431	–	(28,561)	(21,870)	2,495	(17,421)

Net cash provided by (used in) operating activities	485	(20)	271,603	64,661	(7,267)	1,579	312,422	643,463

Investing Activities:
Purchases of property, plant and equipment	–	–	(199)	(13,920)	–	(225,035)	12,519	(226,635)
Proceeds from sale of property, plant and equipment	–	–	9	603	–	7,970	–	8,582
Disbursement of loans to related parties	–	(327,341)	239,804	89	(149,883)	–	237,331	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	–	(2,759)	(2,129)	–	(157,663)	(128,696)	(291,247)
Proceeds from divestitures	–	–	–	–	–	7,867	–	7,867

Net cash (used in) provided by investing activities	–	(327,341)	236,855	(15,357)	(149,883)	(366,861)	121,154	(501,433)

Financing Activities:
Short-term borrowings, net	–	–	–	(49,319)	–	56,123	–	6,804
Long-term debt and capital lease obligations, net	–	327,341	(146,576)	–	157,150	233,148	(237,331)	333,732
Increase (decrease) of accounts receivable securitization program	–	–	–	–	–	86,000	–	86,000
Proceeds from exercise of stock options	–	–	25,706	–	–	2,378	–	28,084
Dividends paid	(495)	–	(231,967)	–	–	(5,795)	6,290	(231,967)
Capital increase (decrease)	–	–	–	–	–	4,014	(4,014)	–
Distributions to Noncontrolling interest	–	–	–	–	–	(67,562)	–	(67,562)
Contributions from Noncontrolling interest	–	–	–	–	–	14,850	–	14,850

Net cash (used in) provided by financing activities	(495)	327,341	(352,837)	(49,319)	–	323,156	(235,055)	169,941

Effect of exchange rate changes on cash and cash equivalents	–	(4)	(81,980)	(28)	–	41,643	24	(40,345)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(10)	(24)	73,641	(43)	–	(483)	198,545	271,626
Cash and cash equivalents at beginning of period	108	41	24	194	–	300,899	–	301,225

Cash and cash equivalents at end of period	$98	$17	$73,665	$151	$—	$300,416	$198,545	572,851

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months period ended June 30, 2009
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$248	$419,219	$5,533	$239,747	$357,371	$(571,912)	$450,206
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(293,748)	–	(250,464)	–	544,212	–
Depreciation and amortization	–	698	17,226	444	207,527	(10,053)	215,842
Change in deferred taxes, net	–	25,251	3,793	–	(5,568)	5,805	29,281
Loss (gain) on sale of fixed assets and investments	–	–	209	–	(210)	–	(1)
Compensation expense related to stock options	–	14,991	–	–	–	–	14,991
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(12,572)	–	(46,544)	–	(59,116)
Inventories	–	–	(42,002)	–	(76,385)	(11,337)	(129,724)
Prepaid expenses and other current and non-current assets	–	(12,035)	(10,018)	(11,995)	(65,709)	(2,957)	(102,714)
Accounts receivable from / payable to related parties	169	(170,845)	(13,494)	22,232	55,369	103,509	(3,060)
Accounts payable, accrued expenses and other current and non-current liabilities	(18)	18,849	17,692	(801)	(2,843)	3,479	36,358
Income tax payable	59	(30,687)	–	(6,967)	22,946	(97)	(14,746)

Net cash provided by (used in) operating activities	458	(28,307)	(33,633)	(7,804)	445,954	60,649	437,317

Investing Activities:
Purchases of property, plant and equipment	–	(68)	(25,546)	–	(240,416)	12,165	(253,865)
Proceeds from sale of property, plant and equipment	–	–	218	–	4,103	–	4,321
Disbursement of loans to related parties	–	2,884	84	(96,960)	–	93,992	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(10,572)	(523)	–	(80,723)	10,335	(81,483)
Proceeds from divestitures	–	12,786	–	–	918	37,214	50,918

Net cash provided by (used in) investing activities	–	5,030	(25,767)	(96,960)	(316,118)	153,706	(280,109)

Financing Activities:
Short-term borrowings, net	–	(53,191)	59,400	–	41,492	(103,619)	(55,918)
Long-term debt and capital lease obligations, net	–	291,705	–	104,764	29,102	(93,992)	331,579
(Decrease) increase of accounts receivable securitization program	–	–	–	–	(190,000)	–	(190,000)
Proceeds from exercise of stock options	–	10,359	–	–	2,386	–	12,745
Dividends paid	(443)	(231,940)	–	–	(4,852)	5,295	(231,940)
Capital (decrease) increase	–	–	–	–	(2,451)	2,451	–
Distributions to Noncontrolling interest	–	–	–	–	(28,174)	–	(28,174)
Contributions from Noncontrolling interest	–	–	–	–	7,013	–	7,013

Net cash (used in) provided by financing activities	(443)	16,933	59,400	104,764	(145,484)	(189,865)	(154,695)

Effect of exchange rate changes on cash and cash equivalents	–	6,344	1	–	(2,250)	1,459	5,554

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	15	–	1	–	(17,898)	25,949	8,067
Cash and cash equivalents at beginning of period	23	–	44	–	221,517	–	221,584

Cash and cash equivalents at end of period	$38	$—	$45	$—	$203,619	$25,949	$229,651

Quantitative and Qualitative Disclosures About Market Risk

During the period ended June 30, 2010, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2009.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 9 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting (“AGM”) in Frankfurt, Germany on May 11, 2010. Prior to the presentation of resolutions to the shareholders for vote, representation was as follows:

Out of the ordinary capital stock of EUR 295,746,635 nominal value consisting of 295,746,635 ordinary shares, 222,698,522 shares were represented, which accounted for 75.3% of the ordinary share capital.

Out of preference capital stock of EUR 3,894,537 nominal value consisting of 3,894,537 preference shares, 101,407 preference shares were represented, which is 2.6% of the preference capital.

In total, capital stock of EUR 299,630,963 nominal value was represented with 222,799,929 shares, which is 74.36% of total capital

Shares held by Fresenius Medical Care Management AG’s sole shareholder, Fresenius SE, and by the members of Fresenius Medical Care Management AG’s Management and Supervisory Boards were not entitled to vote with respect to Topics 3, 4 and 6 below according to the German Stock Corporation Act. Shares held by members of the Company’s Supervisory Board, were not entitled to vote with respect to Topic 4 below according to the German Stock Corporation Act.

The five resolutions proposed for actions by the ordinary shareholders at the AGM and the voting results thereon are set forth as follows:

		Votes
		(in percentage of shares actually
		voting)
	Resolution	In Favor	Opposed

TOPIC 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2009	99.99%	0.01%
TOPIC 2	Resolution on the allocation of distributable profit	99.02%	0.98%
TOPIC 3	Resolution on the approval of the actions of the General Partner(1)	99.91%	0.09%
TOPIC 4	Resolution on the approval of the actions of the members of the Supervisory Board(1)	99.88%	0.12%
TOPIC 5	Resolution on the approval of the system of remuneration of the Management Board members of the General Partner	99.26%	0.74%
TOPIC 6	Election of the auditors and consolidated group auditors for the fiscal year 2010(1)	99.51%	0.49%
TOPIC 7	Resolution on the cancellation of the existing and the creation of new authorized capitals, on the exclusion of the pre-emption right and the amendment of Article 4 (3) and of Article 4 (4) of the Articles of Association of the Company	96.80%	3.20%
TOPIC 8	Resolution on amendments to the Articles of Association for the adaption of amendments to the German Stock Corporation Act	99.87%	0.13%

(1)	Under the German Stock Corporation Act § 285 and § 136, 106,606,251 shares were not entitled to vote on TOPIC 3, TOPIC 4 and TOPIC 6.

Exhibits

Exhibit No.

10.1	English convenience translation of the Articles of Association (Satzung) of the Registrant (filed herewith)
31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and Member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101	The following financial statements as of and for the six-month period ended June 30, 2010 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of August 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows ,(v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 3, 2010

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG, its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of the
General Partner

By:
/s/  Michael Brosnan
Name:     Michael Brosnan

Title:	Chief Financial Officer and
member of the Management Board of the
General Partner